EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 575/2006

SUPPL

December 19, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

06019410

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Yours sincerely,

Dec 19, 06

ทะเบียนเลขที่ 0107536000315
www.kasikornbank.com

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK

SS.5-2929/2006

December 19, 2006

To President
The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the thirteenth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on January 16, 2007, we would like inform you the details of the thirteenth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 92 days duration – from October 16, 2006 to January 15, 2007. And, we will close the book for interest payment at noon of January 3, 2007.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1981 - 3